August 24, 2005


     Mail Stop 4561
John M. Bond Jr.
Chairman and Chief Executive Officer
Columbia Bancorp
7168 Columbia Gateway Drive
Columbia, MD 21046

      Re:	Columbia Bancorp
		Form 10-K for the period ended December 31, 2004
		File No. 0-24302

Dear Mr. Bond:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Consolidated Statements of Cash Flows, page 46

1. We note your supplemental response to our prior comment 1. Based upon your supplemental response it appears you have the intent to participate a portion of your loans at or near the time of origination. Although you do not carry an outstanding balance of participated loans held-for-sale as of your reporting period ends, we believe the cash flows associated with the origination and sale of the portion of these loans participated should be classified as operating cash flows on your statements of cash flows, consistent with paragraph 9 of SFAS 102. In future filings, please classify cash flows related to originations and sales of loan participations as operating cash flows.


	 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.



      Sincerely,



      Joyce Sweeney
								Branch Chief
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John M. Bond Jr.
Columbia Bancorp
August 24, 2005
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